5/11

04030077

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erciyas Biracilik Ve Malt Danayii

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 4144 FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/13/04

BUSINESS SERVICES

RECEIVED

2004 MAY 11 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4144

AR/S

12-31-03

Erciyas Biracilik Ve Malt Sanayii

ERNST & YOUNG

Güney Serbest Muhasebeci Mali Müşavirlik A.Ş.

An Affiliated Firm of Ernst & Young International

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

Consolidated Financial Statements Together With Report of Independent Auditors December 31, 2003

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

TABLE OF CONTENTS

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone: (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

We have audited the accompanying consolidated balance sheet of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (The Company) and its subsidiaries (together referred to as the Group) as of December 31, 2003 and the related consolidated income, changes in equity and cash flow statements for the year then ended. We did not audit the financial statements of Interbrew Efes Brewery S.A. (Interbrew Efes – a jointly controlled entity incorporated in Romania) and Efes Vitanta Moldovia Brewery S.A. (Efes Vitanta - a wholly owned subsidiary incorporated in Moldovia) which statements reflect total assets and revenues constituting 4 percent and 3 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Interbrew Efes and Efes Vitanta are based solely upon the reports of the other auditors. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without further qualifying our opinion, we draw attention to the following matter;

In our auditor's report dated April 16, 2003, our opinion on the 2002 consolidated financial statements was qualified for the fact that the Company had carried its available for sale investment, Alternatifbank A.Ş., at cost. As explained in Note 13, in 2003, the Company sold these shares to a subsidiary and that subsidiary carried them at fair value based on the average of the weighted average prices in the last five days on İstanbul Stock Exchange prior to December 31, 2003. As a result, a loss of TL 35,073 billion is recognized in the accompanying 2003 consolidated income statement.

Ernst & Young

April 19, 2004
İstanbul, Turkey

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED BALANCE SHEET
As at December 31, 2003
(Currency- In millions of TL in equivalent purchasing power at December 31, 2003; full US Dollars (USD) - Note 2)

ASSETS

		2003		2002
	Note	TL	USD	TL
Current assets				
Cash and cash equivalents	4	**117,237,791**	**83,991,153**	107,260,068
Marketable securities	5	**3,401,327**	**2,436,769**	581,064
Trade receivables, net	6	**104,235,080**	**74,675,789**	109,921,513
Due from related parties	34	**37,632,962**	**26,960,896**	16,865,081
Inventories, net	7	**129,940,689**	**93,091,726**	97,683,818
Prepayments and other current assets	8	**39,676,016**	**28,424,575**	45,833,097
Total current assets		432,123,865	309,580,908	378,144,641
Non-current assets				
Investment in associates	9	**159,958,488**	**114,596,989**	127,475,878
Property plant and equipment, net	10	**702,928,761**	**503,590,153**	732,610,752
Intangible assets, net	11	**6,673,310**	**4,780,873**	4,480,157
Goodwill, net	12	**232,918,435**	**166,866,740**	161,463,175
Investment in securities	13	**16,479,670**	**11,806,317**	66,729,654
Prepayments and other non-current assets	14	**26,228,205**	**18,790,331**	35,000,130
Deferred tax asset	29	**6,455,966**	**4,625,164**	2,957,911
Total non-current assets		1,151,642,835	825,056,567	1,130,717,657
Total assets		1,583,766,700	1,134,637,475	1,508,862,298

LIABILITIES AND EQUITY

	Note	2003 TL	2003 USD	2002 TL
Current liabilities				
Short term borrowings	16	**119,801,022**	**85,827,496**	66,960,575
Current portion of long term borrowings	16	**38,516,382**	**27,593,793**	188,749,546
Trade and other payables	15	**168,015,042**	**120,368,841**	125,172,261
Due to related parties	34	**8,068,705**	**5,780,558**	9,396,044
Income tax payable	29	**1,674,917**	**1,199,939**	11,307,124
Provisions	17	**831,917**	**596,000**	30,058,649
Total current liabilities		336,907,985	241,366,627	431,644,199
Non-current liabilities				
Long term borrowings	16	**110,159,772**	**78,920,340**	88,854,987
Employee termination benefits	18	**14,837,985**	**10,630,186**	17,542,347
Deferred tax liability	29	**38,163,725**	**27,341,143**	54,298,039
Other non-current liabilities		**18,083,957**	**12,955,654**	25,611,070
Provisions	17	**103,292**	**74,000**	-
Total non-current liabilities		181,348,731	129,921,323	186,306,443
Minority interest	37	156,748,684	112,297,431	137,612,013
Equity				
Issued capital	19	**342,616,729**	**245,456,468**	319,776,048
Currency translation differences		**(67,002,406)**	**(48,001,667)**	(3,566,031)
Legal reserves and accumulated profits	20	**633,146,977**	**453,597,293**	437,089,626
Total equity		908,761,300	651,052,094	753,299,643
Total liabilities and equity		1,583,766,700	1,134,637,475	1,508,862,298

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2003
(Currency- In millions of TL in equivalent purchasing power at December 31, 2003; full US Dollars (USD) - Note 2)

	Note	2003		2002
		TL	USD	TL
Sales		1,040,891,630	745,712,517	926,477,499
Cost of sales	22	(474,591,005)	(340,005,090)	(447,294,958)
Gross profit		566,300,625	405,707,427	479,182,541
Distribution and selling expenses	23	(245,305,650)	(175,741,151)	(252,629,651)
General and administration expenses	24	(124,661,276)	(89,309,464)	(131,956,144)
Other operating income / (expense), net	28	2,551,172	1,827,703	(4,207,994)
Profit from operations		198,884,871	142,484,515	90,388,752
Income from associates	9	34,996,932	25,072,399	11,681,577
Financial income/(expense), net	27	5,911,673	4,235,223	(7,322,302)
Foreing exchange gain/ (loss), net		21,725,833	15,564,757	(35,871,538)
Monetary gain		24,277,068	17,392,506	79,777,648
Income before tax		285,796,377	204,749,400	138,654,137
Income tax	29	(40,301,327)	(28,872,558)	(35,823,334)
Income from ordinary activities		245,495,050	175,876,842	102,830,803
Minority interest	37	(15,842,580)	(11,349,895)	5,674,672
Net income		229,652,470	164,526,947	108,505,475
Earnings per share (full TL and USD)				
Basic, diluted	21	2,035	0.0015	961

The accompanying policies and the explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

ınadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2003
Currency- In millions of TL in equivalent purchasing power at December 31, 2003; full US Dollars (USD) - Note 2)

	Issued Capital		Currency Translation Differences		Legal Reserves and Accumulated Profits		Total	
	TL	USD	TL	USD	TL	USD	TL	USD
At January 1, 2002	319,776,048	229,093,015	28,397,859	20,344,710	328,584,151	235,403,290	676,758,058	484,841,015
Currency translation differences								
amount arising in the year	-	-	(29,473,021)	(21,114,975)	-	-	(29,473,021)	(21,114,975)
to income statement on partial disposal of subsidiary	-	-	(2,490,869)	(1,784,501)	-	-	(2,490,869)	(1,784,501)
Net income for the year	-	-	-	-	108,505,475	77,735,172	108,505,475	77,735,172
At December 31, 2002	319,776,048	229,093,015	(3,566,031)	(2,554,766)	437,089,626	313,138,462	753,299,643	539,676,711
Issue of share capital	22,840,681	16,363,453	-	-	(22,840,681)	(16,363,453)	-	-
Dividends declared	-	-	-	-	(10,754,438)	(7,704,663)	(10,754,438)	(7,704,663)
Currency translation differences								
- amount arising in the year	-	-	(61,273,399)	(43,897,308)	-	-	(61,273,399)	(43,897,308)
- to income statement on partial disposal of subsidiary	-	-	(2,162,976)	(1,549,593)	-	-	(2,162,976)	(1,549,593)
Net income for the year	-	-	-	-	229,652,470	164,526,947	229,652,470	164,526,947
At December 31, 2003	342,616,729	245,456,468	(67,002,406)	(48,001,667)	633,146,977	453,597,293	908,761,300	651,052,094

The accompanying policies and the explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi and Its Subsidiaries

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2003
(Currency- In millions of TL in equivalent purchasing power at December 31, 2003; full US Dollars (USD) - Note 2)

		2003		2002
	Note	TL	USD	TL
Cash flows from operating activities				
Net profit before income tax, minority interest and monetary gain		**261,519,309**	**187,356,894**	58,876,489
Adjustments for:				
Depreciation and amortization (including amortization of goodwill)	10,11,12,26	**110,343,666**	**79,052,084**	106,688,672
Loss on sale of fixed assets	28	**2,864,682**	**2,052,307**	5,546,786
Provision for employee termination benefits	18	**3,787,278**	**2,713,271**	4,587,173
Renunciation of debt, written as income	28	**(1,503,314)**	**(1,077,000)**	1,606,644
Foreign exchange gain/ (loss) raised from loans		**(25,353,776)**	**(18,163,879)**	33,890,173
Interest expense	27	**13,855,195**	**9,926,098**	24,657,171
Gain on sales of shares in investments, net	28	**(29,758,843)**	**(21,319,743)**	(36,089,144)
Equity in income of associates	9	**(34,996,932)**	**(25,072,399)**	(11,681,577)
Provision for litigation risk and other provisions	17	**1,261,137**	**903,500**	20,700,872
Reversal of unused reserve for litigation and other provision	17, 28	**(23,046,642)**	**(16,511,007)**	-
Impairment loss in property, plant and equipment	28	**150,750**	**108,000**	18,610,538
Impairment loss in available for sale investments	28	**35,073,395**	**25,127,178**	-
Other income/expense		**(2,223,647)**	**(1,593,057)**	3,146,677
Operating profit before changes in operating assets and liabilities		311,972,259	223,502,247	230,540,474
(Increase) / decrease in trade receivables and due from related parties, net		**(25,660,929)**	**(18,383,927)**	(26,432,304)
(Increase) / decrease in inventories, net		**(22,647,943)**	**(16,225,373)**	20,949,005
(Increase) / decrease in other current assets		**(4,195,468)**	**(3,005,705)**	33,593,486
Change in other non-current assets and liabilities, net		**(4,244,251)**	**(3,040,653)**	(6,706,738)
Increase / (decrease) in trade payables and due to related parties, net		**41,816,814**	**29,958,279**	(63,214,178)
Taxes paid		**(69,988,282)**	**(50,140,799)**	(20,676,919)
Net cash provided by operating activities		227,052,200	162,664,069	168,052,826
Cash flows from investing activities				
Purchase of property, plant and equipment	10	**(106,180,846)**	**(76,069,769)**	(144,914,295)
Proceeds from the sale of property, plant and equipment		**6,397,172**	**4,583,043**	2,237,958
Purchase of intangible assets	11	**(2,531,103)**	**(1,813,326)**	(10,133,176)
Proceeds from the sale of intangible assets		-	-	7,126
Proceeds from the sale of interest in subsidiaries and investment in securities		**13,716,678**	**9,826,862**	68,644,895
Capital increase of subsidiaries from minority shareholders		**3,239,273**	**2,320,670**	6,183,106
Payments to acquire minority interest		**(968,344)**	**(693,737)**	-
Increase in investment in associates		-	-	(166,752)
Acquisition of subsidiary, net of cash acquired		**(63,233,419)**	**(45,301,500)**	-
Dividends received from associates		**4,777,021**	**3,422,339**	-
Net cash used in investing activities		(144,783,568)	(103,725,418)	(78,141,136)
Cash flows from financing activities				
Dividends paid	20	**(10,754,438)**	**(7,704,663)**	-
Proceeds from short-term and long-term debt		**184,259,084**	**132,006,350**	290,161,628
Repayment of short-term and long-term debt		**(196,521,595)**	**(140,791,422)**	(309,247,471)
Interest paid		**(16,591,237)**	**(11,886,245)**	(26,083,365)
Net cash used in financing activities		(39,608,186)	(28,375,980)	(45,169,208)
Currency translation differences		**(25,582,761)**	**(18,327,926)**	9,222,223
Net increase in cash and cash equivalents		**42,660,446**	**30,562,671**	44,742,482
Monetary loss on cash and cash transactions		**(4,279,699)**	**(3,066,048)**	(35,445,575)
Cash and cash equivalents at the beginning of the year	4, 5	**107,841,132**	**77,259,224**	89,322,002
Cash and cash equivalents at the end of the year	4, 5	120,639,118	86,427,921	107,841,132

The policies and explanatory notes on pages 6 through 48 form an integral part of the consolidated financial statements.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

1. CORPORATE INFORMATION

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation – Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange. The registered office address of the Anadolu Efes is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No:5 Bahçelievler- İstanbul.

The Group consists of the Company and its subsidiaries.

The consolidated financial statements of the Company are authorized for issue by the management on April 22, 2004. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

Nature of Activities of the Company / Group

The operations of Anadolu Efes and its subsidiaries consist of production of beer under a number of trademarks and bottling of soft drinks under Coca-Cola trademark and production and marketing of some other local trademarks. The Group own and operate fourteen beer factories (five in Turkey and nine in other countries), three malt production facilities (two in Turkey and one in Kazakhstan) and three Coca-Cola bottling plants (in other countries). The Group has a joint control over the brewery in Romania. In addition, the Group has minority stake and management control over a bottling plant in Turkmenistan and a malt production facility in Russia.

List of Subsidiaries

The subsidiaries included in consolidation and their shareholding percentages at December 31, 2003 and 2002 are as follows:

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			2003	2002
Efes Breweries International N.V. (formerly Efes Breweries International B.V.) (EBI) (1) (2)	The Netherlands	Facilitating investments in breweries	**84.96**	86.96
ZAO Moscow-Efes Brewery (Efes Moscow) (2) (3)	Russia	Production and marketing of beer	**60.32**	64.79
OAO Amstar (Amstar) (2)	Russia	Production of beer	**60.32**	-
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	**100**	100
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (4)	Turkey	Facilitating investments in soft drinks in foreign countries	**51.88**	51.88
Efes Invest Holland B.V (Efes Holland)	The Netherlands	Investment company of Efes Sınai	**51.88**	51.88
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, disribution and sale of Coca Cola products	**46.65**	45.68
J.V.Coca Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and Efes Products	**44.83**	43.90
Coca Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC) (2)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes Products	**46.69**	44.81
Efes Ukraine Brewery (Efes Ukraine) (3)	Ukraine	Production and marketing of beer	**43.33**	44.35
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	**99.75**	99.75

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

1. CORPORATE INFORMATION (continued)

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	
			2003	2002
CJSC Efes Karaganda Brewery (Efes Karaganda) (3)	Kazakhstan	Production and marketing of beer	**84.96**	86.96
Euro-Asien Brauerein Holding GMBH (Euro-Asien) (3)	Germany	Investment company of EBI	**84.96**	86.96
Cypex Co. Ltd. (Cypex) (2)	Cyprus	Marketing and distribution of beer	**95**	90
Efes Vitanta Moldovia Brewery S.A. (Efes Vitanta) (2)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	**81.99**	-
Efes Weifert Brewery d.o.o (Efes Weifert) (2)	Serbia	Production and marketing of beer	**53.40**	-
Efes Commerce d.o.o Belgrade (Efes Commerce) (2)	Serbia	Production and marketing of beverages	**84.96**	-
Efes Romania Industrie Si Comert S.A. (ERIC) (3)	Romania	Distribution of beer	**84.97**	86.97
Efes Productie S.R.L (Efes Productie) (3)	Romania	Distribution of beer	**89.17**	90.57
Tonus Open Joint Stock Company (Tonus)	Kazakhstan	Investment Company of Efes Sınai	**46.52**	31.13
Rostov Beverage C.J.S.C. (Rostov)	Russia	Ceased production in 2000 and leased its plant to ZAO Moscow Efes Brewery	**51.88**	51.88
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, Netherlands	Providing technical assistance	**99.75**	99.75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	**99.75**	99.75
ZAO Efes Entertainment (Efes Entertainment)	Russia	Entertainment	**51.27**	-
Interbrew Efes Brewery S.A. (Interbrew Efes) (3) (5)	Romania	Production of beer	**42.48**	43.48
ACCB Limited Liability Partnership (ACCB) (Eski ismiyle Astana CC Bottlers) (6)	Kazakhstan	Construction was ceased in 1998.	**51.88**	51.88
Coca Cola Kuban Bottlers A.O. (Kuban) (6)	Russia	Ceased its operations.	**51.88**	51.88

(1) In June 2003, the articles of association were changed and the Company transformed its legal status from a B.V. into a N.V.
(2) Please refer to Note 3 for detailed information.
(3) As discussed in Note 3, the shareholding percentage of the Company at EBI has decreased from 86,96% to 84.96%. Therefore, the Group's indirect shareholding decreased at these subsidiaries.
(4) Shares are currently traded on the İstanbul Stock Exchange and the London Stock Exchange.
(5) Proportionally consolidated.
(6) Please refer to Note 2 for detailed information.

Environments and Economic Conditions of Foreign Subsidiaries

The countries, in which certain consolidated subsidiaries are operating, have undergone substantial, political and economical changes in the recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the consolidated financial statements of the Company and its subsidiaries are as follows:

Basis of Preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards Committee (IASC) and Standing Interpretations Committee (SIC) interpretations approved by the IASC that remain in effect. The consolidated financial statements have been prepared on the historical cost convention.

The Company and the subsidiaries, which are incorporated in Turkey, maintain their books of account and prepare their statutory financial statements ("Statutory Financial Statements") in accordance with the Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the regulations of the countries in which they operate. The consolidated financial statements have been prepared from statutory financial statements of the Company and its subsidiaries and presented in accordance with IFRS in Turkish Lira (TL) with adjustments and certain reclassifications for the purpose of fair presentation in accordance with IFRS. Such adjustments mainly comprise effects of restatement for the changes in the general purchasing power of respective local currencies, accounting for consolidated financial instruments in accordance with IAS 39 and deferred taxation. In December 2000, ERIC and Efes Productie were placed in liquidation and as a result changed their basis of accounting, from going-concern basis to the liquidation basis.

Convenience Translation of Consolidated Financial Statements to U.S. Dollars

U.S. dollars (USD) amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from TL, as a matter of arithmetic computation only, at the official TL exchange rate ("Official Exchange Rate") for purchases of USD announced by the Central Bank of the Republic of Turkey on December 31, 2003 of TL1,395,835 (full) = USD 1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

Reclassifications on 2002 Financials

The Group has made reclassifications between other tangible assets and intangible assets; due from related parties and trade receivables; and due to related parties and trade and other payables amounting to TL 1,524 billion, TL 795 billion and TL 12,293 billion, respectively, in the consolidated financial statements as of December 31,2002 to be consistent with the current year presentation.

Changes in Accounting Policies and Estimates

In 2003, as a result of a review of the useful lives and depreciation methods applied to items of property, plant and equipment, managements of Azerbaijan CC, Bishkek CC and Almaty CC came to the conclusion that there has been a significant change in the expected pattern of economic benefits from equipment used in the production operations of the companies. The depreciation method to be used over the remaining lives of the machinery and equipment is revised from "unit case production method" to straight-line depreciation method, and the corresponding change in depreciation method has been accounted for as a change in accounting estimates. This change increased the depreciation charge for 2003 by approximately TL 1,351,168 after related income taxes.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Currency, Reporting Currency and Translation Methodology

a. Measurement Currency, Reporting Currency and Translation Methodology for the Company and Its Subsidiaries which operate in Turkey:

Measurement currency of the Company and its subsidiaries, which operate in Turkey, is Turkish Lira (TL). The restatement for the changes in the general purchasing power of TL as of December 31, 2003 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%, which has been valid in Turkey in the years covered by the consolidated financial statements. The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such index and conversion factors as of the end of the three year, period ended December 31, 2003 are given below:

Dates	Index	Conversion Factors
December 31 2001	4.952	1.491
December 31 2002	6.479	1.139
December 31 2003	7.382	1.000

The main guidelines for the above-mentioned restatement are as follows:

- the financial statements of prior years, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of those years, are restated in their entirety to the measuring unit current at December 31, 2003.

- monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2003 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of shareholders' equity except for the revaluation surplus, which is eliminated, are restated by applying the relevant conversion factors.

- the effect of general inflation on the net monetary position is included in the income statement as monetary gain/(loss).

- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortization, gain or loss on disposal of fixed assets (which have been calculated based on the restated gross book values and accumulated depreciation/amortization).

Restatement of balance sheet and income statement items through the use of general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b. Measurement and Reporting Currencies of Foreign Subsidiaries:

Subsidiary	Local Currency	2003 Measurement Currency	2002 Measurement Currency
EBI	EURO	USD	USD
AETMC	EURO	USD	USD
EHTMC	EURO	USD	USD
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
ERIC	Romanian Lei (ROL)	ROL	ROL
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Efes Productie	ROL	ROL	ROL
Efes Ukraine	Ukranian Hryvnia (UAH)	UAH	UAH
Interbrew Efes	ROL	EURO	EURO
Efes Sınai	TL	USD	USD
Azerbaijan CC	Manat	USD	USD
Kuban	RUR	USD	USD
Almaty CC	KZT	USD	USD
Bishkek CC	Som	USD	USD
Rostov	RUR	USD	USD
ACCB	KZT	USD	USD
Efes Holland	EURO	USD	USD
Tonus	KZT	USD	USD
Euro Asien, OAO Amstar , Efes Commerce Efes Weifert, Efes Vitanta	Various	Various	Various

Because of the international nature of the foreign subsidiaries' activities and the fact that some foreign subsidiaries transact more of their business in USD or EURO than in any other currency, those foreign subsidiaries have adopted USD/EURO as their measurement currencies.

The majority of foreign consolidated subsidiaries are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Subsidiaries are operating in Russia and Romania, which were deemed as hyperinflationary environments in 2002. In 2003, the economies of these countries were regarded as non-hyperinflationary and the management has stopped hyperinflationary accounting in Russia and Romania since January 1, 2003. The impact of inflation on the Group's net monetary position was included in this item in 2002.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries drawn up to December 31 each year.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The consolidated financial statements of the Group include Anadolu Efes and the subsidiaries, which it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The purchase method of accounting is used for acquired business. Subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

The construction is ceased at ACCB, therefore the Group Management discontinued to consolidate ACCB's financial statements to the Group's financial statements as of December 31, 2003 and therefore ACCB is carried at cost. In addition, as Kuban is a dormant company as of December 31, 2003, the Group Management discontinued to consolidate Kuban's financials to the Group's financial statements as of December 31, 2003. The Group Management reduced the carrying value of Kuban to nil, consequently TL 523,438 of impairment was reflected in 2003 financial statements (Note 13).

Investment in Associates

The Group's investments in associates are accounted for under the equity method of accounting. There are entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures of the Group. The investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition, which is treated in accordance with the accounting policy for goodwill stated below.

Investment in Joint Venture

Interbrew Efes is a jointly controlled entity. Interests in Interbrew Efes are recognized by including the accounts using the proportionate consolidation basis, i.e. by including in the accounts under the appropriate financial statements headings of the Company's proportion of the joint venture revenue, costs, assets and liabilities. An assessment of interests in joint ventures is made when there are indications that the assets have been impaired or the impairment losses recognized in prior years no longer exist.

Investments in Securities

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment.

After initial recognition, investments which are classified as available-for-sale, are measured at fair value. Gains or losses on available-for-sale investments are recognized in income statement. For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments classified as available-for-sale investments, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment. Non-monetary assets are carried at cost, translated into the respective measurement currencies using the exchange rate at the date of the transaction (historical rate).

All regular way purchases and sales of financial assets are recognized on the trade date i.e. the date that the Group commits to purchase or to sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the market place.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Use of Estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Cash and Cash Equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

Trade and Other Receivables

Trade receivables, which generally have 5-90 day terms, are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Recognition and Derecognition of Financial Instruments

The Group recognizes a financial asset or financial liability in its balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion financial asset. The Group derecognizes a financial liability when and only when a liability is extinguished that is when the obligation specified in the contract is discharged, cancelled and expires.

Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost or

FIFO (used by subsidiaries of EBI). For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Plant, machinery and equipment	4-15 years
Office equipment	4-15 years
Infrastructure	5-40 years
Leasehold improvements	5 years or the life of the rent agreement
Furniture, fixtures and vehicles	3-15 years
Returnable bottles	5 years
Other tangible assets	2-14 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Company and its subsidiaries, which operate in Turkey, account for returnable bottles in tangible assets. The foreign subsidiaries account for returnable bottles and other containers in inventory. Deposit liabilities relating to such returnable bottles are reflected in liabilities. The Company and its subsidiaries sell their products also in non-returnable bottles. For such sales, there is no deposit obligation of the Company and its subsidiaries.

Leases

The Group as Lessee

Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group as Lessor

Operating Lease

The Group presents assets subject to operating leases in the balance sheets according to the nature of the asset. Lease income from operating leases is recognized in income on a straight- line basis over the lease term. Initial direct costs incurred specifically to earn revenues from an operating lease are recognized as an expense in the income statement in the period in which they are incurred.

Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost. Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition, subject to the constraint that, unless the asset has a readily ascertainable market value, the fair value is limited to an amount that does not create or increase any negative goodwill arising on the acquisition. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Goodwill is amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

Negative goodwill arises where the fair value of assets acquired exceeds the cost of the acquisition. Negative goodwill is amortised on a straight-line basis over its useful economic life between 5-10 years.

At the acquisitions the Group has applied IAS 22 -Accounting for Business Combinations, "allowed alternative treatment" which states that the identifiable assets and liabilities recognized should be measured at their fair values as at the date of acquisition. Any minority interest should be stated at the minority's proportion of the fair values of the identifiable assets and liabilities recognized.

Research and Development Cost

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortized over the period of expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, and otherwise when events or changes in circumstances indicate that the carrying value may not be recoverable.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Rendering of Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Interest

Revenue is recognized as the interest accrues.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.

Foreign currency translation rates used by the Group as of respective year-ends are as follows:

Dates	USD / TL (full)	EUR/TL (full)
December 31, 2001	1,439,567	1,268,115
December 31, 2002	1,634,501	1,703,477
December 31, 2003	1,395,835	1,745,072

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The assets and liabilities of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries are also translated at year-end exchange rates, which is considered as a proxy to restate such income statement amounts at year-end purchasing power of TL. Differences resulting from the deviation between the inflation rate and the appreciation of foreign currencies against the Turkish Lira related to equity accounts of consolidated subsidiaries were taken to equity as "Currency Translation Differences".

On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction, and restated thereafter.

Employee Termination Benefits

In the consolidated financial statements the Group has reflected a liability calculated using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are recognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences:

- except where the deferred income tax liability arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed only, unless the possibility of an outflow of resources embodying economic benefits is probable.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Geographical and business segments

For management purposes, the Group is organized into two major geographical areas. These areas are the basis upon which the group reports its primary segment information. Business segment is presented as secondary segment. Financial information on geographical and business segments are presented in Note 37.

3. CHANGES IN GROUP'S ORGANIZATION

Acquisitions

In January 2003, EBI purchased 96.5% shares of Efes Vitanta, located in the capital city of Moldovia (prior to the acquisition "Vitanta Intravest S.A.").

In August 2003, EBI acquired 62.85% of Efes Weifert, (prior to the acquisition "A.D. Pivara Pancevo") a Serbian company through a cash contribution to the company's share capital.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

3. CHANGES IN GROUP'S ORGANIZATION (continued)

At the acquisition of Efes Vitanta and Efes Weifert the Group has applied IAS 22 -Accounting for Business Combinations, "allowed alternative treatment" which states that the identifiable assets and liabilities recognized should be measured at their fair values as at the date of acquisition. Any minority interest should be stated at the minority's proportion of the fair values of the identifiable assets and liabilities recognized.

In July 2003, EBI acquired 6.5% of Efes Moscow shares from the minority shareholders of Efes Moscow.

In August 2003, EBI entered into a shareholders agreement with Amsterdam Breweries International B.V., pursuant to which Efes Moscow acquired 100% of the share capital of Amstar through a combination of cash equal to TL 19,383,961 and shares to be issued constituting 12.4% of the share capital of Efes Moscow on a fully diluted basis. Consequently, the effective shareholding of the EBI at Efes Moscow decreased to 71%. As a result of this transaction the Group has recognized a gain on sales of participation of TL 36,865,044 and reflected this amount in the consolidated income statement in 2003 (Refer to Note 28).

The excess of the acquisition costs over the fair values of the net assets acquired in 2003 was TL 84,171,913 and has been recorded as goodwill in the consolidated balance sheet as of December 31, 2003 (Refer to Note 12).

The fair value of the identifiable assets and liabilities of subsidiaries acquired and disposed by EBI are as follows :

	2003
Cash and cash equivalents	9,664,762
Trade receivables	5,595,903
Inventories-net	9,608,928
Other current assets	1,747,585
Investments	326,625
Property, plant and equipment-net	54,480,836
Intangible assets-net	166,104
Deferred tax assets	633,709
Other non-current asset	62,813
Trade and other payables	(4,904,964)
Short-term loans	(7,041,988)
Current portion of Long-term borrowings	(628,126)
Long-term loans	(12,480,161)
Deferred tax liability	(1,401,418)
Other current liabilities	(11,768,285)
Fair value of net assets	44,062,323
Net assets acquired	38,834,921
Goodwill	84,171,913
Minority shares (6.5%) of Efes Moscow acquired	12,248,452
Total purchase consideration	135,255,286
Net Cash acquired with subsidiary	(9,664,762)
Fair value of the shares of Efes Moscow given at the acquisition of Amstar shares	(62,357,532)
Net cash outflow	63,232,992

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

3. CHANGES IN GROUP'S ORGANIZATION (continued)

In April 2003, EBI incorporated a new subsidiary, Efes Commerce, in Belgrade, Serbia and Montenegro with a capital of TL 27,917.

In 2003, the Company acquired the %5 of Cypex shares from a domestic shareholder with a cost equal to TL 23,750. As a result of this transaction, shareholding of the Company has increased to %95 in Cypex.

During the year ended December 31, 2003, Efes Sınai has paid the share capital commitment of Ilchin Ltd., which is a shareholder of Azerbaijan CC, amounting to TL 731,418 to purchase 1.86% shares of Azerbaijan CC. Goodwill arising from this transaction amounting to TL 349,353 is accounted for in the consolidated financial statements.

During the year ended December 31, 2003, Efes Sınai purchased 3.62% shares of Bishkek CC owned by Kyrghztemir for a price of TL 348,959. Negative goodwill arising from this transaction amounting to TL 184,478 is accounted for in the consolidated financial statements.

Disposal

Following the resolution of the Board of Directors of EBI to increase its share capital by TL 4,909,760 in cash, the International Institutional Investors used their call option to purchase additional 2% shares in EBI which was granted to them under the provision of 'Share Subscription and Share Retention Agreement' which was signed during the share capital increase of EBI in 2002. The Company, through its Board of Directors resolution dated March 14, 2003, did not use its pre-emptive rights in the share capital increase of EBI, and consequently its shareholding percentage decreased to %84,96. As a result of this transaction, TL 2,684,756 of income is reflected as other income in the consolidated income statement.

4. CASH AND CASH EQUIVALENTS

	2003	2002
Cash on hand	**150,928**	346,945
Bank accounts (including short-term time deposits)	**117,025,294**	106,692,380
Other	**61,569**	220,743
Cash and cash equivalents at consolidated cash flow statements	**117,237,791**	107,260,068

As of December 31, 2003 loans utilized by Efes Moscow of TL 4,187,505, by Efes Ukraine of TL 6,656,737, by Efes Karaganda of TL 3,855,296 and utilized by Rostov of TL 9,734,553 are secured with the same amount of cash at banks by EBI (2002 - TL 27,102,580).

5. MARKETABLE SECURITIES

	2003	2002
Anadolu Grubu (A) type investment fund	**743,155**	581,064
Government bonds	**2,658,172**	-
Total	**3,401,327**	581,064

Anadolu Grubu (A) type investment fund was issued by Alternatifbank A.Ş. and is valued at its market value at balance sheet date. Government bonds are valued at their fair value on the closing price on Istanbul Stock Exchange.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

6. TRADE RECEIVABLES

	2003	2002
Accounts receivable	**105,633,568**	67,461,437
Notes receivable and post-dated cheques	**11,970,795**	55,946,435
Less: provision for doubtful accounts, net	**(13,821,606)**	(14,295,522)
Others	**452,323**	809,163
	104,235,080	109,921,513

7. INVENTORIES

	2003	2002
Finished goods	**15,996,111**	13,877,841
Work-in-process	**23,119,502**	23,750,053
Raw materials	**61,065,870**	33,170,595
Merchandise	**2,810,068**	2,082,901
Supplies	**2,132,507**	4,351,982
Bottles and cases	**17,185,003**	14,253,150
Less: reserve for obsolescence, net	**(12,263,342)**	(11,848,350)
Others	**19,894,970**	18,045,646
	129,940,689	97,683,818

In 2003, the Group reversed TL 320,299, which was being a part of an inventory write-down made in previous years. (2002 - TL 1,442,056).

For pledged inventories refer to Note 16.

8. PREPAYMENTS AND OTHER CURRENT ASSETS

	2003	2002
Value Added Tax (VAT) deductible and VAT to be transferred	**9,002,066**	12,991,821
Prepaid expenses	**9,233,173**	17,459,382
Prepaid tax	**4,752,366**	4,634,995
Advances given to suppliers	**8,436,294**	890,506
Others	**8,252,117**	9,886,393
	39,676,016	45,833,097

:urrency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

'. INVESTMENTS IN ASSOCIATES

'he following is a list of the investments in associates:

			2003			2002		
Entity	*Principle Activities*	Country of *business*	**Carrying Value**	**Ownership Interest (%)**	**Group's share of income /(loss)**	Carrying Value	Ownership Interest (%)	Group's share of income /(loss)
:oca Cola İçecek A.Ş. (CCI)	Production of soft drinks order Coca Cola trademark in Turkey	Turkey	**156,308,380**	**33.33**	**35,292,849**	122,099,298	33.33	12,577,053
'urkmenistan CC	Importing, bottling, distribution and selling of Coca-Cola products	Turkmenistan	**3,650,108**	**17.25**	**(295,917)**	5,376,580	17.25	(895,476)
:otal			**159,958,488**		**34,996,932**	127,475,878		11,681,577

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

10. PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Infrastructure	Machinery and Equipment	Motor Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	2003 Total	2002 Total
Cost											
At January 1 ,	**24,402,264**	**352,987,370**	**9,112,667**	**823,151,412**	**53,633,645**	**216,305,606**	**26,214,014**	**5,296,971**	**56,284,459**	**1,567,388,408**	1,523,989,070
Change in consolidation scope	-	-	-	-	-	-	-	-	-	-	(26,052,582)
Reclassifications	736,787	(5.103,553)	(58)	(2,864,177)	433,902	6,584,006	567,900	(54,744)	(300,063)	-	-
Additions	371,068	1,423,408	2,048	9,528,841	2,378,212	29,206,019	2,526,582	9,146	60,735,522	**106,180,846**	144,914,295
Disposals	(370,035)	(4,777)	-	(4,482,940)	(8,807,809)	(4,938,024)	(84,765)	(1,541,618)	(1,472,281)	**(21,702,249)**	(28,277,593)
Additions through acquisition of subsidiaries	377,992	21,130,187	5,800,137	44,567,471	2,653,348	771,447	2,487,198	1,485,857	1,956,009	**81,229,646**	
Currency translation difference	(257,333)	(29,309,692)	(1,827,723)	(47,986,034)	(4,844,247)	(1,573,931)	(5,793,700)	60,881	(13,028,552)	**(104,560,331)**	(47,184,782)
Transfer	84,472	18,330,991	248,079	74,625,883	2,268,953	702,150	553,184	-	(96,906,556)	**(92,844)**	-
December 31,	**25,345,215**	**359,453,934**	**13,335,150**	**896,540,456**	**47,716,004**	**247,057,273**	**26,470,413**	**5,256,493**	**7,268,538**	**1,628,443,476**	1,567,388,408
Accumulated Depreciation and Impairment Losses											
At January 1,	**11,160,693**	**131,940,968**	**585,337**	**496,090,777**	**37,513,551**	**140,943,869**	**12,384,364**	**4,158,097**	-	**834,777,656**	757,226,620
Change in consolidation scope	-	-	-	-	-	-	-	-	-	-	(3,637,755)
Reclassifications	(1,832)	(5,694)	(61)	(5,141,258)	(560,825)	6,027,190	721,469	(1,038,989)	-	-	-
Depreciation for the year	793,354	9,987,613	297,102	53,933,888	2,994,154	25,225,129	2,422,661	611,915	-	**96,265,816**	94,124,969
Disposals	(1,996)	(2,222)	-	(2,336,563)	(5,427,931)	(3,389,114)	(64,718)	(1,217,851)	-	**(12,440,395)**	(20,492,847)
Additions through acquisition of subsidiaries	-	6,236,295	2,865,271	14,631,276	1,641,295	283,285	1,090,342	-	-	**26,747,764**	
Currency translation difference	-	(2,994,545)	(188,285)	(10,424,661)	(2,671,938)	(1,050,190)	(2,662,612)	5,355	-	**(19,986,876)**	(8,656,004)
Impairment	-	-	-	-	-	-	150,750	-	-	**150,750**	16,212,673
December 31,	**11,950,219**	**145,162,415**	**3,559,364**	**546,753,459**	**33,488,306**	**168,040,169**	**14,042,256**	**2,518,527**	-	**925,514,715**	834,777,656
Net book value										**702,928,761**	732,610,752

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

10. PROPERTY, PLANT AND EQUIPMENT (continued)

1) Pledged Assets (Related with foreign subsidiaries)

For short-term and long-term borrowings of the Group, as of December 31, 2003, property, plant and equipment of the Group amounting to TL 33,428,853 are pledged as security. (2002- 18,065,905)(Refer to Note 16).

As of December 31, 2003, certain items of property, plant and equipment with a total net book value of TL 10,040,241 were pledged as security for the supply of concentrate agreement with Varoise de Concentres S.A., a related party of Efes Sınai.

2) Equipment under finance lease

The cost of property, plant and equipment held under finance lease is TL 38,866,431 and TL 52,530,178 and has a net book value of TL 10,837,948 and TL 30,262,750 as at December 31, 2003 and 2002, respectively (Refer to Note 32).

3) Borrowing costs

Property, plant and equipment include borrowing costs in connection with the construction of certain assets of the Group. The gross amounts of borrowing costs capitalized as property, plant and equipment amounted to TL 819,355 and TL 1,314,357 as of December 31, 2003 and 2002, respectively were calculated over the long-term borrowings by taking their interest rates into account.

4) Change in depreciation method

In 2003, Efes Sınai management reviewed the useful lives and depreciation methods applied to items of property, plant and equipment and came to the conclusion that there has been significant change in the expected pattern of economic benefits from equipment used in the operations. Consequently, the depreciation method for the remaining lives of the machinery and equipment is revised from "unit case production method" to straight-line depreciation method, and the corresponding change in depreciation lives has been accounted for as a change in accounting estimates and it's adopted prospectively by Efes Sınai. Method change increased the depreciation charge for 2003 by approximately TL 1,351,168.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

11. OTHER INTANGIBLE ASSETS

Cost	Rights	Other	Total
January 1	9,234,092	1,746,057	10,980,149
Additions	716,606	1,814,497	2,531,103
Disposals	-	(252,021)	(252,021)
Currency translation difference	(441,444)	(37,940)	(479,385)
Transfers	92,844	-	92,844
Additions through acquisition of subsidiaries	-	1,284,094	1,284,094
December 31, 2003	**9,602,098**	**4,554,687**	**14,156,784**
Accumulated Amortisation			
January 1	6,401,288	98,704	6,499,992
Amortization for the current year	430,372	529,916	960,288
Disposals	-	(252,021)	(252,021)
Currency translation difference	(64,923)	(76,208)	(141,131)
Additions through acquisition of subsidiaries	-	416,346	416,346
December 31, 2003	**6,766,737**	**716,737**	**7,483,474**
Net carrying amount 2003	**2,835,361**	**3,837,950**	**6,673,310**
December 31, 2002			
Cost	9,234,092	1,746,057	10,980,149
Accumulated amortisation	(6,401,288)	(98,704)	(6,499,992)
Net carrying amount 2002	2,832,804	1,647,353	4,480,157

12. GOODWILL

Cost	
January 1	248,409,630
Additions	84,336,788
Disposals	-
Currency translation difference	(2,365,801)
At December 31 , 2003	330,380,617
Accumulated Amortisation	
January 1	86,946,458
Amortization for the current year	13,117,562
Currency translation difference	(2,601,838)
Impairment	-
December 31, 2003	97,462,182
Net carrying amount 2003	232,918,435
December 31 , 2002	
Cost	248,409,633
Accumulated Amortisation	(86,946,458)
Net carrying amount 2002	161,463,175

(Currency – In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

13. INVESTMENTS IN SECURITIES

	Participation Percentage (%)		Participation Amount	
	2003	2002	2003	2002
Alternatifbank (*)	**7.46**	9.72	**11,061,507**	45,941,312
ZAO Mutena Maltery (Mutena Maltery) (**)	**18.29**	18.51	**3,729,798**	4,433,806
AOA Knyaz Rurik (Kynaz Rurik)	-	14.54	-	15,679,545
ACCB (***)	**51.88**	51.88	**767,709**	-
Kuban (***)	**51.88**	51.88	**523,438**	-
Others			**1,014,177**	674,991
Less: Impairment provision for ACCB and Kuban (***)			**(616,959)**	-
Investments available for sale (non-current)			**16,479,670**	66,729,654

(*) The Group did not use its pre-emptive right for the capital increase of Alternatifbank, a participation, and the shareholding interest on Alternatifbank decreased to %7.46.
(**) Since the Company's effective shareholding in EBI decreased from 86.96% to 84.96% (refer to Note 3), the Group's indirect participation percentage in this investment is also decreased.
(***) Please refer to Note 2.

Investments available for sale:

Available for sale investments (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be realiably measured by alternative valuation methods. Shares of Alternatifbank are traded on the İstanbul Stock Exchange, and the Group carried the shares of Alternatifbank at fair value based on the average of the weighted average prices in the last five days on the İstanbul Stock Exchange prior to December 31, 2003. As of December 31, 2002, the Group carried the investment in Alternatifbank at cost. In 2003, the Company sold the shares of Alternatifbank to Ef-Pa, a subsidiary, and Ef-Pa carried the shares at fair value. Consequently, a loss of TL 35,073,395 is recognized in the accompanying 2003 consolidated income statement (Not 28).

In 2003, the Group sold its total investment in Knyaz Rurik OAO (14.54%) for a value of TL 5,165,022. As a result of this transaction, the Group recognized a loss amounting to TL 9,790,211 in the income statement (Refer to Note 28).

14. PREPAYMENTS AND OTHER NON-CURRENT ASSETS

	2003	2002
Deferred VAT and other taxes	**16,331,771**	22,524,405
Prepaid expenses	**5,473,934**	8,923,882
Prepayments for finance lease	**2,119,575**	2,236,829
Others	**2,302,925**	1,315,014
	26,228,205	35,000,130

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

15. TRADE AND OTHER PAYABLES

	2003	2002
Trade payables, net	**60,048,076**	52,411,080
Payable to personnel	**6,634,165**	7,949,679
Taxes other than on income	**48,260,563**	27,603,520
Commissions and other accruals	**2,706,956**	5,141,486
Advances taken	**2,433,947**	4,765,718
Deposits payable for bottles	**39,639,287**	24,682,370
Other payables	**8,292,048**	2,618,408
	168,015,042	125,172,261

16. BORROWINGS

	2003	2002
Current		
Bank borrowings (including current portion of long-term borrowings)	**157,720,688**	253,023,424
Finance lease liabilities	**596,716**	2,686,697
	158,317,404	255,710,121
Non-current		
Bank borrowings	**108,482,361**	86,660,387
Finance lease liabilities	**1,677,411**	2,194,600
	110,159,772	88,854,987
Total borrowings	**268,477,176**	344,565,108

The ability of Efes Moscow and Efes Karaganda to declare dividends to EBI, their shareholder, is subject to prior consent of the EBRD under the provisions of the loan agreements.

As of December 31, 2003, TL 153,268,904 (2002 – TL 115,322,801) of the total borrowings are secured with the followings :

i) Azerbaijan CC has pledged certain items of equipment with gross carrying amount of TL 4,798,881 to Varoise De Concentres S.A. as collateral in connection with payables arising from concentrate purchases made. Due to the possibility of calling the loan back, TL 813,772 originally due in 2005 has been classified as a short-term borrowing.

ii) Borrowings of Rostov amounting to TL 9,723,387 are guaranteed by EBI.

iii) In addition, related with foreign subsidiaries :

- Certain fixed assets amounting to TL 28,629,972TL ,
- Property of Mutena Maltery, which is one of the Company's investment, amounting to TL 5,688,028,
- Cash collaterals amounting to TL 24,434,092TL ,

(Currency – In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

16. BORROWINGS (continued)

- Efes Moscow's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's property; all Efes Moscow's shares held by EBI,
- All shares of Efes Karaganda held by EBI.
- Inventory amounting to TL 8,525,760,
- A letter of guarantee amounting to TL 11,246,243 provided by EBI,
- A letter of guarantee amounting to TL 27,916,700 provided by Anadolu Efes

The effective interest rates at the balance sheet date were as follows:

	2003	2002
Bank loans		
Non-current		
USD and Euro denominated borrowings	**4%-Libor+(2.35%-4.1%)**	Euribor+(0.6%) Libor+(1.8%-5.5%) (3.65%-8.95%)
Current		
USD and Euro denominated borrowings	**Libor + (0.5%-4.1%)** **1.0%-8.0%**	Libor+(0.5%), 1%-10.5%
Other currency denominated borrowings	**13.0%-18.0%**	13.5%-20%
Finance lease liabilities	**6.0%-8.3%**	7.88%-8.25%

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	2003	2002
2003	**-**	186,062,848
2004	**37,919,666**	51,054,820
2005	**39,536,488**	11,945,266
2006	**24,438,279**	10,859,276
Thereafter	**44,507,595**	12,801,025
	146,402,028	272,723,235

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

16. BORROWINGS (continued)

Future minimum lease payments for the above finance leases are as follows:

Next one year	806,824
1 year through 5 years	2,105,421
After 5 years	1,334,938
Total minimum lease obligations	4,247,183
Net minimum obligations	4,247,184
Interest	(1,958,175)
Executory costs	(14,881)
Present value of minimum obligations	2,274,128

17. PROVISIONS

	Litigation Risk Reserve	Other Provisions	Total
Balance at December 31, 2002	30,058,649	-	30,058,649
Additions through subsidiaries acquired	-	1,450,273	1,450,273
Provisions no longer required	(22,817,724)	(228,918)	(23,046,642)
Provisions made during the year	29,313	1,231,824	1,261,137
Provisions used during the year	(4,914,563)	(1,605,210)	(6,519,773)
Monetary gain	(2,319,540)	-	(2,319,540)
Currency translation differences	(36,135)	87,240	51,105
Balance at December 31, 2003	-	935,209	935,209
Short –term provisions	-	831,917	831,917
Long-term provisions	-	103,292	103,292

The Company benefited from Tax Amnesty Law for the ongoing Value Added Tax (VAT) disputes in relation with the intermediary exports realized in 1998 by the Company and Ege Biracilik ve Malt Sanayii A.Ş. and Güney Biracilik ve Malt Sanayii A.Ş. that the Company has merged in 2000 through takeover. The Company also benefited from the amendments in the Law No. 1567, issued in the Official Gazette dated August 6, 2003 and numbered 25121, for the lawsuits mentioned above. The Company reversed the provisions provided for these lawsuits amounting to TL 22,582,526 and reflected this amount under 'provisions no longer required' caption in other operating income/ (expense) caption in the consolidated income statement.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

18. EMPLOYEE TERMINATION BENEFITS

In accordance with existing social legislation, the Company and its subsidiaries incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of TL1.394 million and TL 1.260 million at December 31, 2003 and December 31, 2002 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of December 31, 2003 and December 31, 2002, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

Movements in the employee benefits obligation recognized in the consolidated financial statements are as follows:

	2003	2002
Beginning balance	**17,542,347**	18,332,683
Payments	**(4,408,337)**	(3,228,118)
Interest Cost	**2,812,879**	8,794,041
Net provision for the year	**974,399**	(4,206,868)
Monetary gain	**(2,083,303)**	(2,149,391)
Employee benefits obligation as of December 31	**14,837,985**	17,542,347

The principal actuarial assumptions used at the balance sheet dates are as follows:

	2003	2002
Discount Rate	**25%**	43%
Expected rates of salary/limit increases	**18%**	35%

19. ISSUED CAPITAL

	2003	2002
(Based on historical value) nominal		
Common share TL 1,000, nominal value		
Authorized capital ceiling	**200,000,000**	200,000,000
Issued capital	**112,876,818**	50,167,475
Restated issued capital	**342,616,729**	319,776,048

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

19. ISSUED CAPITAL (continued)

Movement of issued capital on amount (historical) and quantity basis is as follows :

	2003		2002	
	Amount	**TL**	Amount	TL
At January 1,	**50,167,475,000**	**50,167,475**	50,167,475,000	50,167,475
Share capital increase				
- cash	-	-	-	-
- from prior year income	**25,588,570,000**	**25,588,570**	-	-
- from revaluation fund	**37,120,773,000**	**37,120,773**	-	-
December 31,	**112,876,818,000**	**112,876,818**	50,167,475,000	50,167,475

As of December 31, 2003 and 2002, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	December 31, 2003		December 31, 2002	
	Amount	%	Amount	%
Yazıcılar Holding A.Ş.	**33,600,943**	**29.77**	14,933,752	29.77
Anadolu Endüstri Holding A.Ş. (AEH)	**8,852,541**	**7.84**	3,934,463	7.84
Özilhan A.Ş.	**19,533,077**	**17.30**	8,681,368	17.30
Publicly traded and other	**50,890,257**	**45.09**	22,617,892	45.09
Share capital on historical basis	**112,876,818**	**100.00**	50,167,475	100.00
Restatement effect	**229,739,911**		269,608,573	
Total restated issued capital	342,616,729		319,776,048	

Share capital in the consolidated balance sheet represents cash contributions to share capital restated in year-end equivalent purchasing power.

20. LEGAL RESERVES AND ACCUMULATED PROFITS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the restated profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's share capital. The first and second legal reserves are not available for distribution unless they exceed 50% of the share capital, but may be used to absorb losses in the event that the extraordinary reserve is exhausted.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

20. LEGAL RESERVES AND ACCUMULATED PROFITS (continued)

As of December 31, 2003, restated values of statutory historical issued capital, legal reserves and extraordinary reserves, which are included in equity and their restatement differences are as follows:

	Historical Amount	Equity Restatement Differences	Restated Amount
Issue capital	112,876,818	229,739,911	342,616,729
Legal reserves	5,198,802	92,210,698	97,409,500
Extraordinary reserves	10,131,734	24,593,098	34,724,832
	128,207,354	346,543,707	474,751,061

Dividends

Cash dividends declared and authorized in 2003 and 2002 are as follows:

	2003	2002
Common shares		
Dividends : 2003 : 206 (full TL) per share	**10,314,434**	-

In addition, the Company distributed dividend amounting to TL 440,004 to the members of the Board of Directors and founders of the Company in 2003.

21. EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly. Accordingly, the weighted average number of shares used in the EPS computations is derived from giving retroactive effect to the issue of such shares without consideration through December 31, 2003.

	2003	2002
Earnings per share	**2,035**	961

	2003	2002
Weighted average number of ordinary shares	**112,876,818,000**	112,876,818,000

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

22. COST OF SALES

	2003	2002
Net change in inventory	**326,454,021**	317,704,069
Depreciation on property, plant, equipment and amortization of intangibles	**53,590,946**	49,689,192
Personnel expenses	**33,848,283**	30,393,693
Provision for retirement pay liability	**1,394,963**	1,248,354
Other expenses	**59,302,792**	48,259,650
	474,591,005	447,294,958

23. DISTRIBUTION AND SELLING EXPENSES

	2003	2002
Advertising and marketing expenses	**118,272,826**	133,514,686
Personnel expenses	**44,780,603**	50,172,922
Depreciation on property, plant and equipment , and amortization of intangibles	**33,866,298**	34,689,055
Transportation expenses	**22,280,069**	9,934,338
Utilities and communication expenses	**4,044,824**	6,398,794
Repair and maintenance expenses	**2,969,029**	3,337,367
Obsolete inventory provision expenses, net	**2,509,677**	1,113,546
Provision for retirement pay liability	**1,648,476**	814,844
Rent expenses	**656,371**	1,779,422
Inventory, packaging and loading expenses	**245,036**	829,994
Other expenses	**14,032,441**	10,044,683
	245,305,650	252,629,651

24. GENERAL AND ADMINISTRATION EXPENSES

	2003	2002
Personnel expenses	**43,521,956**	44,781,136
Services received from third parties	**14,235,733**	21,074,148
Amortization of goodwill	**13,116,429**	11,953,242
Depreciation on property, plant and equipment, and amortization of intangibles	**9,768,860**	10,141,227
Tax (other than on income) expenses	**8,761,803**	9,319,710
Utilities and communication expenses	**4,420,583**	4,700,533
Consulting, auditing and legal consulting expenses	**4,263,707**	6,772,937
Insurance expenses	**3,045,502**	3,993,034
Repair and maintenance expenses	**2,122,606**	2,591,725
Meetings and travel expenses	**1,973,918**	2,768,168
Provision for vacation pay liability	**833,284**	678,327
Provision for retirement pay liability	**694,909**	2,523,975
Other expenses	**17,901,986**	10,657,982
	124,661,276	131,956,144

(Currency – In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

25. PERSONNEL EXPENSES AND AVERAGE NUMBER OF EMPLOYEES

	2003	2002
Wages and salaries	**88,889,992**	88,232,256
Other social expenses	**33,452,563**	37,115,495
	122,342,555	125,347,751

The average number of employees for the years 2003 and 2002 are as follows:

	2003	2002
Turkey	**1,820**	2,191
Other regions	**4,318**	2,142
Total	**6,138**	4,333

26. DEPRECIATION AND AMORTIZATION EXPENSES

	2003	2002
Property, plant and equipment		
Cost of production	**53,512,182**	49,670,208
Distribution, selling and general and administration expenses	**42,741,012**	44,238,804
Other operational income/expense	**12,622**	215,957
	96,265,816	94,124,969
Intangible assets		
Cost of production	**78,764**	18,894
Distribution, selling and general and administration expenses	**881,524**	591,477
	960,288	610,371
Goodwill		
General and administration expenses	**13,117,562**	11,953,242
	110,343,666	106,688,582

27. FINANCIAL INCOME/ (EXPENSE)

	2003	2002
Interest income	**19,450,846**	14,466,958
Interest expense	**(13,855,195)**	(24,657,171)
Other income	**316,022**	2,867,911
	5,911,673	(7,322,302)

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

28. OTHER OPERATING INCOME / (EXPENSE)

	2003	2002
Gain on sale of participation (Not 3), net	**29,758,843**	36,089,144
Provision made for impairment of assets	**(223,334)**	(18,610,538)
Depreciation on property, plant and equipment	**(12,622)**	(215,957)
Packaging material loss	**(10,352,069)**	(1,030,467)
Loss on sale of fixed assets, net	**(2,864,682)**	(5,546,786)
Donations	**(5,208,216)**	(1,423,750)
Impairment for Alternatifbank shares (Not 13)	**(35,073,395)**	-
Debt waived by Coca-Cola Export Corporation	**1,503,314**	1,606,644
Provision for litigation and other risks (Not 17)	**(1,261,137)**	(20,700,872)
Provision no longer required (Not 17)	**23,046,642**	-
Personnel expenses	**(191,713)**	-
Other income	**3,429,541**	5,624,588
	2,551,172	(4,207,994)

29. INCOME TAXES

(a) General Information:

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

In Turkey, the corporation tax rate for the fiscal year ended December 31, 2002 was 30% plus an additional 10% fund levy, giving an effective tax rate of 33%. A 19.8% withholding tax was applied to investment deductions which were exempt from corporation tax. Until April 24, 2003, where distributions had been made in respect of 2002 and prior years, withholding taxes of 5.5% and 16.5% (both including the additional 10% fund levy) applied to distributions made by either public or private corporations, respectively. This withholding tax only applied to amounts distributed that had been subject to corporation tax.

Law No. 4842, effective from April 24, 2003, abolished the 10% fund levy. Beginning with 2003, the effective corporation tax rate reverted to 30%. However, with Law No. 5035 published at January 2,2004, only for the year 2004 the corporation tax will be calculated at 33%.

Effective from April 24, 2003, income from 2002 and prior years will not be subject to withholding taxes if it is undistributed, is transferred to share capital or is distributed to resident tax-paying corporations. Where profits are distributed to resident taxpaying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non-resident corporations, to non-resident real persons and to those who are exempt from income tax, a 10% withholding tax is applied. However profit distributions up to December 31, 2003 shall be subject to an effective tax rate of 11% due the continuation of the fund levy until that date. On the other hand, profit distributions on income from 2002 and prior years which had been exempt from corporation tax and income which had been subject to 19.8% withholding tax due to investment incentive certificates obtained based on applications made prior to April 24, 2003 will not be subject to withholding tax.

The tax legislation provides for a temporary tax of 30% (25% before April 24, 2003) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final tax liability for the year. However, in accordance with Law No. 5035, effective from January 2, 2004, temporary taxes for the year 2004 will be calculated and paid at the rate of 33%.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

29. INCOME TAXES (continued)

Tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month (2002- 3 installments).

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting. With Law No. 5024 published on December 30, 2003 related with changes in Procedural Tax Code, Income Tax Law and Corporation Tax Law, starting from January 1, 2004, taxable income will be derived from the financial statements which are adjusted for inflation accounting. Accumulated earnings arising from the first application of inflation accounting on December 31, 2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductible for tax purposes. Moreover, accumulated tax loss carryforwards related with 2003 and prior periods will be utilized at their historical (nominal) values in 2004 and future years.

Tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years. Tax Amnesty Law No. 4811 published on February 27, 2003 provided immunity for tax inspection and additional assessments to those taxpayers who utilized the option to increase their tax bases for the years 1998-2001 with the rates or amounts specified in the law. The Group utilized this option and has expensed TL 3,914,519 and paid TL 3,740,509 in 2003 related with the tax base increase.

In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The total provision for taxes reflected in the consolidated financial statements is different from the amounts computed by applying the above mentioned effective tax rates. The principal reasons for such differences are explained below:

	2003	2002
Current tax expense	**(60,356,079)**	(25,958,327)
Deferred tax income/(expense) relating to the origination and reversal of temporary differences	**20,054,752**	(9,865,007)
Total	**(40,301,327)**	(35,823,334)

(Currency – In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

29. INCOME TAXES (continued)

The reconciliation of the total income tax to the theoretical amount that would arise using the tax rate of the home country of the Company is as follows:

	2003	2002
Consolidated Profit before tax	**269,953,797**	72,682,141
Tax calculated at the parent company tax rate of 30% in 2003 and 33% in 2002	**(80,986,139)**	(23,985,107)
Non deductible expenses	**(9,620,275)**	(9,157,549)
Income excluded from tax bases	**13,368,108**	-
Investment tax credit	**3,501,259**	2,262,863
The effect of changes in tax rates on deferred tax	**(263,667)**	-
Utilization of previously unused tax loses	**5,575,468**	8,697,653
Tax effect of lossmaking subsidiaries	**(3,669,515)**	(11,189,505)
Permanent differences between IFRS and statutory results	**26,905,359**	(3,820,169)
Impact of different tax rates in other countries	**4,888,075**	1,368,480
Tax charge	**(40,301,327)**	(35,823,334)

b) Deferred income tax:

Components of deferred tax assets and liabilities are as follows:

	Assets		Liabilities		Net	
	2003	2002	2003	2002	2003	2002
Property, plant and equipment	-	-	**(48,459,332)**	(66,656,617)	**(48,459,332)**	(66,656,617)
Inventory	-	-	**(873,622)**	(2,732,944)	**(873,622)**	(2,732,944)
Participations	**1,614,981**	3,589,351	-	-	**1,614,981**	3,589,351
Loss carryforward	**8,109,801**	4,780,837	-	-	8,109,801	4,780,837
Employee termination and other employee benefits	**5,089,748**	6,343,348	-	-	5,089,748	6,343,348
Other	**2,810,665**	3,335,897	-	-	**2,810,665**	3,335,897
Total	**17,625,195**	18,049,433	**(49,332,954)**	(69,389,561)	**(31,707,759)**	(51,340,128)

Deferred income taxes as required are not provided for in Turkmenistan CC's financial statements due to the general uncertainties in Turkmenistan regarding the taxation matters. Such uncertainties make it difficult to identify the tax consequences of the transactions and other events accounted in the financial statements and also the recovery and settlement effects of temporary differences.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

29. INCOME TAXES (continued)

Movement of deferred tax for the current year is as follows:

	Balance at January 1, 2003 as reported	Additions through subsidiaries acquired	Credited/ (charged) to income statement	Currency translation difference	Balance at December 31, 2003
Loss carryforward	4,780,837	-	3,940,792	(611,828)	8,109,801
Employee termination and other employee benefits	6,343,348	-	(1,216,006)	(37,594)	5,089,748
Inventory	(2,732,944)	157,729	1,706,658	(5,065)	(873,622)
Participation	3,589,351	-	(1,252,989)	(721,381)	1,614,981
Property, plant and equipment	(66,656,617)	(1,754,565)	19,825,373	126,477	(48,459,332)
Other	3,335,897	829,126	(1,195,076)	(159,282)	2,810,665
Net deferred tax liability	**(51,340,128)**	**(767,710)**	**21,808,752**	**(1,408,673)**	**(31,707,759)**
Monetary gain			**1,754,000**		
Current year deferred tax expense			**20,054,752**		

30. GOING CONCERN

Azerbaijan CC had net current liabilities of TL 10,410,137 at December 31, 2003 (2002- TL 8,383,385). Azerbaijan CC is dependent on the positive cash flows to enable it to meet its liabilities as they fall due. The required funding will be available in the form of positive cash flows from Azerbaijan CC's activities in the future, as well as the continued support of Efes Sınai.

The payment of debt outside of Turkmenistan is subject to the permission of the governmental authorities. The governmental authorities rarely approve the transfer of money out of the country. Therefore, Turkmenistan CC could not pay its debts to foreign suppliers. Furthermore, Turkmenistan CC has an accumulated deficit amounting to TL 13,743,391 as of December 31, 2003 (including the current year loss of TL 889,147), and its current liabilities exceed its current assets as of the same date. In addition, Turkmenistan CC incurred a gross loss and negative operating cash flows as a result of its operations for the year ended December 31, 2003. These factors, among others, indicate the existence of a material uncertainty which may cast significant doubt on Turkmenistan CC ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The recent economical improvements such as considerable amount of conversions with official foreign exchange rate and more structured trading activities with the government supports are helpful in order to sustain the operations of Turkmenistan CC as healthy and profitable. Therefore, Turkmenistan CC will continue its operations in Turkmenistan and it is anticipating profits in the coming years.

Rostov has an accumulated deficit amounting to TL 61,239,469 and a negative shareholder's equity amounting to TL 3,497,963 as of December 31, 2003, (including the current year loss of TL 1,997,440) and its current liabilities exceed its current assets by TL 8,275,906 as of the same date. Rostov ceased its productions in 2000, and has leased its factory and other tangible assets to Efes Moscow. According to the lease agreement, ownership of leased assets will be transferred to Efes Moscow at the end of the agreement.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

31. FINANCIAL INSTRUMENTS

Financial risk management

Financial risk management objectives and policies

The Group's principal financial instruments, other than derivatives, comprise bank borrowings, finance leases, cash and short-term deposits and marketable securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk, and credit risk. The board / management reviews and agrees policies for managing each of these risks and they are summarised below. The Group also monitors the market price risk arising from all financial instruments (Refer to Note 2).

1) Foreign exchange risk

The Group's operations are predominantly performed in countries where the economy experiences high and variable levels of inflation. The currency is also subject to continuous devaluation against the USD.

The following table summarizes the exchange rate of the local currencies to 1 USD:

		Exchange rate at December 31, 2003	Average Exchange rate in the period	Exchange rate at December 31, 2002
Ruble/USD	Russia	**29.24**	30.62	31.78
ROL/USD	Romania	**34,096**	33,200	34,438
UAH/USD	Ukraine	**5.33**	5.33	5.33
Manat/USD	Azerbaijan	**4,923**	4,911	4,893
KZT/USD	Kazakhstan	**144.22**	139.22	155.6
Som/USD	Kyrghyztan	**44.19**	45.14	46.09
	Serbia	**54.64**	57.44	58.98
	Moldovia	**13.20**	13.93	13.82
Euro/USD	Turkey	**1.258**	1.136	0.959
TL/USD		**1,395,835**	1,503,465	1,634,501

The following table summarizes the annual rate of inflation for each year in the 3 year period ended December 31, 2003:

	2003 (%)	2002 (%)	2001 (%)
Russia	**12**	15	19
Kazakhstan	**7**	7	6
Kyrghyztan	**6**	2	4
Azerbaijan	**4**	3	2
Turkey	**14**	31	89

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

31. FINANCIAL INSTRUMENTS (continued)

2) Foreign currency, assets and liabilities

The Company and the subsidiaries do not hedge investments, receivables, accounts payables, lease obligations and borrowings denominated in a foreign currency. The Company and its subsidiaries do not hedge their estimated foreign currency exposure in respect of sales and purchases.

Net foreign currency exposure for the parent company (Anadolu Efes) and consolidated subsidiaries in Turkey (Ef-Pa and Tarbes) as of December 31, 2003 and December 31, 2002 are approximately TL 40,833,545 and TL165,355,768 respectively.

3) Liquidity risk

Liquidity risk arises from the possibility that customers may not be able to settle obligations to foreign subsidiaries within the normal terms of trade. To manage this risk the Company periodically assesses the financial viability of customers. Liquidity risk arises from the possibility that a market for derivatives may not exist in some circumstances..

4) Credit risk

The Company and its subsidiaries are generally raising funds by liquidating their short-term financial instruments such as collecting their receivables. The Group's proceedings from these instruments generally approximate their fair values.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on prior experience and the current economic environment.

5) Price risk

The Company and its subsidiaries are exposed to exchange rate fluctuations due to the nature of their businesses. The companies' imports are in US Dollars and European currencies. These currencies strengthening against the subsidiaries' local currencies have an adverse effect on the Group's results. Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Company and its subsidiaries are exposed to interest rate fluctuations on domestic and international markets. The Company and its subsidiaries do not have any hedging transactions to limit currency and interest rate risks.

6) Interest rate risk

The Group mainly enters into fixed based contracts in its financial borrowings. As of December 31, 2003 16% of the Group's long-term debt was at fixed rates.

The effective interest rate range which are calculated from different types of currencies, as at December 31, 2003 is as follows:

Fixed rate bank borrowings	1.0%-18.0%
Floating rate bank borrowings	Libor+0.5%-Libor+4.1%
Fixed leasing	6.0%-8.3%

(Currency – In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

31. FINANCIAL INSTRUMENTS (continued)

Fair Value

The fair values of trade receivables and other current assets (net of provision) and trade and other payables are estimated to approximate carrying value due to their short-term nature.

Investments are carried at cost, since they do not have quoted market prices and other methods of reasonably estimating fair value are inappropriate or unworkable.

The fair values of short-term and long-term leasing obligations approximate their carrying values since they are denominated in foreign currencies and revalued at year-end exchange rates.

The fair value of bank borrowings are considered to state their respective carrying values, since the initial rate applied to bank borrowings are updated periodically by the lender to reflect active market price quotations.

32. LEASES

Lessee - Finance Lease

Property leased by the Company and its subsidiaries include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 2 to 25 years with options to renew at varying terms.

The following is an analysis of assets under finance leases:

	2003	2002
Buildings, machinery and equipment	**3,082,457**	7,065,411
Motor vehicles	**1,577,022**	10,495,183
Furniture and fixtures	**34,054,232**	33,800,180
Other	**152,720**	1,169,404
Total	**38,866,431**	52,530,178
Accumulated depreciation	**(28,028,483)**	(22,267,428)
Net book value	**10,837,948**	30,262,750

Lessee - Operating Lease

The Group has various operating lease agreements for lands in Romania and in Russia, where the subsidiaries operate on, and for machinery and equipment, which are detailed below:

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

32. LEASES (continued)

In October 1995 and in May 1996, Interbrew Efes concluded an operating lease agreement with Ploiesti City Hall for the land beneath the factory's premises rented for a period of 49 years. Rent expense consists of the basic expense of TL 55,833 for the year ended December 31, 2003. As of December 31, 2003, prepayment for the lease agreement is as follows:

	2003	2002
Prepaid lease for less than one year	**115,854**	74,468
Prepaid lease for more than one year	**2,003,023**	2,162,361
	2,118,877	2,236,829

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as fixed assets, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

33. COMMITMENTS AND CONTENGENCIES

The Company, Ef-Pa and Tarbes

a) The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirement are fulfilled.

b) As of December 31, 2003 and 2002, the commitments that are not included in the liabilities, consists of letter of guarantees given to banks, suppliers and customs offices are as follows:

	2003	2002
Letter of guarantees given	**7,585,255**	4,046,815
Mortgages given	**-**	12,693,217
	7,585,255	16,740,032

c) With respect to the allocation of the 15% of the increased capital of EBI to international corporate investors in 2002 and 2003, a put option has been granted to the international corporate investors by Ef-Pa, a subsidiary. The put option may be exercisable if an Initial Public Offering of EBI on a prominent European Stock Exchange, with a value generating minimum 7% compounded annual return on the aggregate investment amounts made by the investors in EBI does not take place at any time prior to the 28th month after the international corporate investors become a shareholder of EBI. The put option may be exercisable within three consecutive months commencing on the 28th month after the international corporate investors become a shareholder of EBI. By such put option, the international corporate investors are entitled to sell all EBI's shares owned by them to Ef-Pa, that would generate a compounded annual return of 7% on the aggregate investment amounts made by the investors in EBI.

33. COMMITMENTS AND CONTENGENCIES *(continued)*

d) In relation to financing the new brewery constructed in Almaty by Efes Karaganda and for the capacity increase of Efes Moscow, the related subsidiaries have obtained loans from the EBRD and EBI has committed to support the completion of the related projects together with the Company. The referred commitment is not related to reimbursement of the related loans, but only on completion of the projects. The upper limit for Efes Karaganda is USD 9.5 million and for Efes Moscow although the limit is not specified in the contract, the limit is the project amount which is USD 17 million. Currently, the technical investment concerning the increase of capacity in two breweries has been completed.

e) In relation with the borrowing obtained from EBRD for the acquisition of Amstar by Efes Moscow, the Group has a commitment amounting up to USD 7.5 million to meet the working capital need of Efes Moscow .

EBI and its Subsidiaries

Put options

A put option has been granted to Invesco Funds, which is related to Efes Ukraine's minority shareholder, by EBI, that may be exercisable between the 3rd and the 10th anniversary of the re-structuring date of Efes Ukraine's share capital. By such put option, Invesco Funds will be entitled to sell its Efes Ukraine shares (such shares which will be owned by Invesco Funds at the time such option becomes exercisable) to EBI at an option price which will be determined by an independent investment bank.

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

A put option has been granted to Amsterdam Breweries International B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary of the registration date of Efes Moscow as the owner of Amstar. By such put option, Amsterdam Breweries International B.V. will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent investment bank.

Tax and legal matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

Management believes that all applicable taxes have been paid or accrued and the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

(Currency – In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

33. COMMITMENTS AND CONTENGENCIES (continued)

Efes Sınai

Pledges

Related to the loan issued by Demirbank Kazakhstan (as per the General Credit Line Agreement #12 dated October 14, 1999) to Almaty CC, amounting to TL 2,952,191, there is a pledge agreement with Demirbank Kazakhstan on Almaty CC's inventories amounting to TL 2,906,128.

As of December 31, 2003, certain items of property, plant and equipment of Almaty CC with a total net book value of TL 5,241,360 were pledged as security for the supply of concentrate agreement with Varoise De Concentres S.A.

There is an arrangement to pledge assets of Azerbaijan CC in connection with the debt (TL 5,749,444) to Varoise De Concentres S.A. amounting to TL 4,798,881 on property, plant and equipment.

Guarantee letters

As of December 31, 2003, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is TL 128,417 (December 31, 2002-TL 104,688).

Commitments regarding capital expenditures

As of December 31, 2003, Almaty CC has EUR denominated commitments for the purchase of machinery and equipment totaling approximately TL 1,010,585 (2002- nil), US dollar denominated commitments for the purchase of coolers totaling approximately TL 383,855 (2002- nil), and Kazakh Tenge denominated commitments for the purchase of delivery trucks totaling approximately TL 290,334 (2002- nil).

Lease obligations

The Group rents warehouse space in Almaty and in other cities in the Republic of Kazakhstan under operating leases. The Group's annual commitments under non-cancelable operating leases were as follows at December 31:

	2003	2002
Annual commitments expiring not later than one year	**301,500 TL**	301,500 TL

As of December 31, 2003 and 2002, Bishkek CC had cumulative tax losses carry forwards of TL 9,230,657 and TL 12,308,473 respectively. The tax losses carried forward in Kyrgyzstan expire for tax purposes in five years from the date they are incurred.

34. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions. The Group is controlled by Yazıcılar Holding A.Ş., Anadolu Endüstri Holding A.Ş. and Özilhan A.Ş. which owns 29.77% (2002 – 29.77%), 7.84% (2002 – 7.84%) and 17.3% (2002 – 17.3%) of ordinary shares, respectively. For the purpose of these consolidated financial statements, unconsolidated subsidiaries, associates, shareholders and joint venture companies are referred to as related parties. Related parties also include individuals that are principle owners, management and members of the Group's Board of Directors and their families.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

34. RELATED PARTY TRANSACTIONS (continued)

a) Balances with Related Parties

Balances with related parties as of December 31, 2003 and 2002, which are separately classified in the consolidated balance sheet are as follows:

Due from related parties	2003	2002
Interbrew Efes (4)	**2,681,200**	4,850,960
AEH (5)	**33,821,638**	10,108,362
Anadolu Vakfı (1)	**-**	722,681
Efes Entertainment C.J.S.C. (2)	**-**	597,148
Turkmenistan CC (3)	**205,727**	558,509
Oyex GMBH. (1)	**13,309**	-
Mutena Maltery (2)	**291,730**	-
Anadolu Isuzu Otomotiv Sanayi Ticaret A.Ş. (Anadolu Isuzu) (1)	**281,850**	-
Çelik Motor (1)	**20,208**	-
Others	**317,300**	27,421
Total	**37,632,962**	16,865,081

Due to related parties	2003	2002
Mutena Maltery (2)	**4,535,068**	3,483,578
Efes Pilsen Spor Kulübü (1)	**-**	2,360,353
Knyaz Rurik (2)	**-**	1,191,133
AEH (5)	**2,413,383**	1,255,052
Oyex GMBH (1)	**707,688**	664,383
Çelik Motor (1)	**61,876**	-
AEH und Co. (1)	**-**	-
Anadolu Isuzu (1)	**125,062**	324,831
Polinas Plastik Sanayi ve Ticaret A.Ş. (Polinas Plastik) (1)	**-**	18
Efes Tur (1)	**53,796**	-
Others	**171,832**	116,695
Total	**8,068,705**	9,396,043

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

34. RELATED PARTY TRANSACTIONS (continued)

b) Transactions with Related Parties

Significant transactions with related parties during the period ended December 31, 2003 and 2002 are as follows:

	2003	2002
a) Purchases of property, plant and equipment		
Çelik Motor (1)	61,417	-
Oyex GMBH (1)	4,188	-
	65,605	-
b) Purchases of goods and other charges:		
AEH (5)	11,688,872	11,920,558
A Leasing (1)	3,136,683	-
Adel (1)	8,717	-
Alternatifbank (2)	183,943	-
Amotor (1)	5,797	-
Anadolu Cetelem (1)	1,066	-
Anadolu Isuzu (1)	298,838	397,845
AEH Münih (1)	3,435,357	-
AEH und Co. (1)	-	3,932,793
Efes Tur (1)	643,280	-
Oyex GMBH(1)	5,506,146	6,348,959
Çelik Motor Ticaret A.Ş. (1)	635,043	308,948
Mutena Maltery (2)	6,014,653	10,593,498
Efes Pilsen Spor Klubü (1)	16,620,673	19,254,795
Anadolu Vakfı (1)	5,208,216	1,423,750
Anadolu Motor Üretim ve Pazarlama A.Ş. (1)	-	1,470,063
Others	-	1,559,813
	53,387,284	37,956,225
c) Financial income/(expense), net:		
Alternatifbank (2)	6,204,701	7,707,644
AEH (5)	348,919	2,993,907
Interbrew Efes (4)	128,417	-
Oyex Handels GMBH (1)	(24,662)	-
Özilhan A.Ş. (5)	(42,787)	-
Others	-	(224,854)
	6,614,588	10,476,697
d) Sales of goods and services included in other operating income:		
Adel (1)	6,854	-
AEH (5)	172,265	-
Alternatifbank (2)	52,572	-
CC Shymkent (3)	593,230	-
Anadolu Cetelem (1)	2,235	-
Çelik Motor (1)	7,570	-
Mutena Maltery (2)	1,499,126	2,919,120
Others	429,849	463,856
	2,763,701	3,382,976

(1) Related party of Yazıcılar Holding A.Ş., a shareholder.
(2) Available for sale investment of the Company
(3) A related party of Efes Sınai
(4) A jointly controlled entity.
(5) The shareholder of the Company.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

34. RELATED PARTY TRANSACTIONS (continued)

c) Emoluments of the Board of Directors

(a) There are no renumeration of directors during the year ended December 31, 2003 (2002 – TL 225,266).
(b) No shares are held by the members of Board of Directors.
(c) There are no share options granted to the directors of the Group.
(d) No loans have been granted to the directors of the Group.

35. SUBSEQUENT EVENTS

Initial public offering of CCI

Board of directors of CCI has decided to float the company shares in an initial public offering through share capital increase and sale by existing shareholders. Anadolu Efes will not make share sale in relation with this public offering.

Purchase of CCI shares from AEH

On March 25, 2004, the Board of Directors of the Company has taken a decision to purchase the CCI shares of AEH (shareholder of the Company) , which compose %5 of CCI share capital. Consequently, the shareholding percentage of the Company will increase from %33.33 to %38.33. Purchase price will be determined according to unit price resulted in the public offering of CCI as explained above. Transfer of shares will take place after determination of the final public offering price of CCI and payment will be done in cash.

Public offering of EBI

The Company plans to float some portion of the shares of EBI, in an initial public offering on an European stock-exchange.

36. SUPPLEMANTARY SALES INFORMATION

In 2002, the Company realized intermediary exports sales amounting to TL 6,005,084. In relation with these sales, TL 5,998,099 was included in cost of sales and TL 6,985 was included in selling and distribution expenses. There are no intermediary export sales in 2003.

As of December 31, 2003 and December 31, 2002 the amount of sales tax accrued over sales of the Company are TL 265,824,058 and TL 177,996,988.

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

37. SEGMENTAL INFORMATION

Geographical Segments

Information per geographical segments as of December 31, 2003 and 2002 are as follows:

	December 31, 2003			
	Domestic	Foreign	Elimination	Consolidated
Revenues				
External Sales	585,604,400	455,287,230	-	1,040,891,630
Inter-segment Sales	4,162,796	-	(4,162,796)	-
Total Revenues	589,767,196	455,287,230	(4,162,796)	1,040,891,630
Gross profit				
Gross segment profit	355,841,478	210,459,146	-	566,300,625
Other operating income/(expense)	(38,062,223)	40,713,892	(100,497)	2,551,172
Operating Profit	**102,991,311**	**95,991,742**	**(98,182)**	**198,884,871**
Financial Income/(expense) (including foreign exchange gains and losses)	32,927,006	(5,584,487)	294,987	27,637,506
Income from associates	35,292,849	(295,917)	-	34,996,932
Income taxes	(25,795,938)	(14,505,389)	-	(40,301,327)
Profit from Ordinary Activities	**145,415,228**	**75,605,949**	**196,805**	**221,217,982**
Monetary gain/loss and translation gain/loss	24,284,997	(7,929)	-	24,277,068
Minority interest	-	*(15,842,580)*	-	*(15,842,580)*
Net Profit	**169,700,225**	**59,755,440**	**196,805**	**229,652,470**
Other Information				
Segment assets	1,044,718,902	729,717,412	(350,628,102)	1,423,808,212
Investment in associates	156,308,380	3,650,108	-	159,958,488
Consolidated Total Assets	**1,201,027,282**	**733,367,520**	**(350,628,102)**	**1,583,766,700**
Segment liabilities	254,085,614	271,609,837	(7,438,735)	518,256,716
Consolidated Total Liabilities	**254,085,614**	**271,609,837**	**(7,438,735)**	**518,256,716**
Capital expenditure	44,862,926	148,185,809	-	193,048,735
Depreciation	60,089,889	36,175,927	-	96,265,816
Amortization of goodwill	10,019,736	3,097,826	-	13,117,562
Amortization of intangibles excluding goodwill	403,851	556,437	-	960,288
Non-cash expenses other than depreciation	82,728,794	6,110,203	-	88,838,997

Business Segments

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and goodwill
Beer	965,291,963	1,604,556,972	189,528,565
Soft drinks	84,467,407	113,246,251	3,520,170
Intersegment sales	-	-	-
Eliminations	(8,867,740)	(134,036,523)	-
Total	1,040,891,630	1,583,766,700	193,048,735

(Currency -- In millions of TL in equivalent purchasing power at December 31, 2003, unless otherwise indicated)

37. SEGMENTAL INFORMATION (continued)

Geographical Segments

	December 31 , 2002			
Revenues	Domestic	Foreign	Elimination	Consolidated
External Sales	559,713,209	366,764,290	-	926,477,499
Inter-segment Sales	3,363,565	-	(3,363,565)	-
	-	-	-	-
Total Revenues	**563,076,774**	**366,764,290**	**(3,363,565)**	**926,477,499**
Gross profit				
Gross segment profit	315,880,646	163,336,058	(34,162)	479,182,542
Other operating income/(expense)	(5,558,330)	21,552,633	(20,202,297)	(4,207,994)
Operating Profit	**47,228,301**	**63,372,115**	**(20,211,664)**	**90,388,752**
Financial Income/(expense) (including foreign exchange gains and losses)	(35,582,538)	(7,611,302)	-	(43,193,840)
Income from associates	12,577,053	(895,476)	-	11,681,577
Income taxes	(23,333,307)	(12,490,027)	-	(35,823,334)
Profit from Ordinary Activities	**889,509**	**42,375,310**	**(20,211,664)**	**23,053,155**
Monetary gain and translation gain/loss	65,942,356	8,494,505	5,340,787	79,777,648
Minority interest	(722)	5,675,394	-	5,674,672
Net Profit	**66,831,143**	**56,545,209**	**(14,870,877)**	**108,505,475**
Other Information				
Segment assets	1,087,068,962	648,470,351	(354,152,893)	1,381,386,420
Investment in associates	122,099,298	5,376,580	-	127,475,878
Consolidated Total Assets	**1,209,168,260**	**653,846,931**	**(354,152,893)**	**1,508,862,298**
Segment liabilities	411,416,935	217,326,374	(10,792,667)	617,950,642
Consolidated Total Liabilities	**411,416,935**	**217,326,374**	**(10,792,667)**	**617,950,642**
Capital expenditure	57,873,374	97,174,097	-	155,047,471
Depreciation	62,504,737	31,620,232	-	94,124,969
Amortization of goodwill	10,696,515	1,256,727	-	11,953,242
Amortization of intangibles excluding goodwill	565,748	44,713	-	610,461
Non-cash expenses other than depreciation	37,063,481	27,655,848	-	64,719,330

Business Segment

	Sales revenue by business segments	Carrying amount of segment assets	Additions to property, plant, equipment and goodwill
Beer	864,983,797	1,514,554,312	148,360,254
Soft drinks	71,654,842	148,001,157	6,687,217
Intersegment sales	(10,161,140)	-	-
Eliminations		(153,693,171)	-
Total	926,477,499	1,508,862,298	155,047,471